

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via E-mail</u>
Marillyn A. Hewson
Chief Executive Officer and President
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

   Re: Lockheed Martin Corporation
     Registration Statement on Form S-4
     Filed February 28, 2013
     File No. 333-186960
     Form 10-K for Fiscal Year Ended
     December 31, 2012
     Filed February 28, 2013
     File No. 001-11437

Dear Ms. Hewson:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

  We have also included comments on your Form 10-K for the fiscal year ended December 31, 2012. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

<u>Form S-4</u>

<u>General</u>

1. We note that you are registering the offering of 4.07% Notes due 2042, Series B, in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See</u> <u>also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter

(June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. Please be advised that any comments concerning the Form 10-K must be resolved prior to the effectiveness of this Form S-4 registration statement.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 3. Information on Business Segments, page 66

3. We note your statement that intercompany transactions are generally negotiated under terms and conditions similar to your third party contracts. This appears to imply that these transactions are carried out on an arm's-length basis. Pursuant to ASC 850-10-50-5, representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Please revise to either substantiate your belief or remove this assertion, as appropriate.

Note 12 – Legal Proceedings, Commitments, and Contingencies, page 82

4. You disclose in the first paragraph "Unless otherwise indicated, a range of loss associated with any individual legal proceeding set forth below reasonably cannot be estimated. We cannot predict the outcome of legal proceedings with certainty." Please clarify for us and in your disclosure whether your inability to reasonably estimate a range of loss is because you cannot predict the outcome with certainty. Please note that certainty is not a requirement of ASC 450 in disclosing the estimated reasonably possible loss or range of loss.

Legal Proceedings, page 83

5. We note the three open cases disclosed here have been outstanding for several years, but you have not disclosed an estimate of the reasonably possible loss or range of loss for any. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of them, please disclose either an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made, pursuant to ASC 450-20-50-4.b. You may provide your disclosure on an aggregated basis. Please include your proposed disclosure in your response.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss for any of these cases, please explain to us (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate a loss and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Glenn C. Campbell, Esq.
       Hogan Lovells US LLP